Exhibit 99.1

P R E S S  R E L E A S E

For Immediate Release	20 December 2002

CADBURY SCHWEPPES BOARD ANNOUNCEMENT

Cadbury Schweppes plc announced today that Todd Stitzer will assume the role of Deputy Chief Executive from 30 December 2002 until his appointment as Chief Executive in May 2003, announced on 5 December 2002.

John F Brock, Chief Operating Officer, has resigned from the Board and will leave the company at the end of the year to pursue other opportunities. John Sunderland, CEO of Cadbury Schweppes, said, “On behalf of the Board and his many colleagues, I would like to thank John for his significant contribution to the success of our business over the years and wish him and his family well in his next endeavour.”

Ends

For further information:
David Kappler, Chief Financial Officer
Sally Jones, Investor Relations Director/FD Global Commercial
Vivienne Carlton, Corporate Communications Director
Dora McCabe, Head of Group Public Relations
Cadbury Schweppes plc:     020–7409–1313
                                      www.cadburyschweppes.com
Angus Maitland/Philip Gawith,
The Maitland Consultancy      020–7379–5151

Cadbury Schweppes Public Limited Company
25 Berkeley Square
London W1J 6HB
Telephone: +44 (0) 20 7409 1313
Fax: +44 (0) 20 7830 5137
www.cadburyschweppes.com